SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José nº 20, Grupo 1602
Rio de Janeiro/RJ
Corporate Taxpayer’s ID (CNPJ) 33.042.730/0001-04

In compliance with Office Letter GAE/CAEM 0326-10 of March 10, 2010, which requests clarifications about the content of the news published on O Estado de São Paulo newspaper, 03/10/2010 edition, we would like to elucidate the following:

• On March 9, 2010, the Company held an event for disclosure of the 2009 results and the outlook for 2010 (“Event”). The Event was open to the market in general and registration to attend it could be made on the Company’s website (www.csn.com.br/ri).

• The Event was broadcast live on the Internet (webcast) and the Company’s Management was available for questions.

• All information disclosed by the Company at the Event, such as with regard to investments, expansion, increase in sales and future projects, is available in the presentation made during the Event, which is filed at the Company’s website (www.csn.com.br/ri) and will be filed on CVM’s website on this date.

• The Company is still carrying out feasibility studies concerning the expansion and investment plans disclosed at the Event, which will be subject to the appropriate corporate approvals.

• CSN did not disclose any information other than that included in the documents available for the public and is not responsible for third-party interpretations based on the content disclosed by the Company.

We are available for any further clarifications that might be needed.

Rio de Janeiro, March 11, 2010.

Paulo Penido Pinto Marques
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.